

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Weiguang Yang
Chief Executive Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan'an Middle Road
Jing'An District, Shanghai, China 200040

> **Re: Zhongchao Inc.**
> **Registration Statement on Form F-3**
> **Filed May 17, 2021**
> **File No. 333-256190**

Dear Mr. Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arila Zhou, Esq.